Exhibit 1

FOR IMMEDIATE RELEASE

THIRD POINT LLC LETTER TO YAHOO! CEO SCOTT THOMPSON REGARDING NEGOTIATIONS OVER YAHOO! BOARD MEMBERS

NEW YORK, NEW YORK, MARCH 28, 2012 – Third Point LLC, owners of 5.8% of Yahoo! shares, sent the following letter today to Yahoo! (NASD: YHOO) Chief Executive Officer Scott Thompson:

Mr. Scott Thompson
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

March 28, 2012

Dear Scott:

As we discussed, Third Point LLC (“Third Point”), Yahoo!’s largest outside shareholder, was disappointed that you and the Board of Directors did not agree to the reasonable compromise we proposed regarding nominees to the Board.

We were pleased that the Board acknowledged that Harry Wilson would be a valuable Director.  However, the way you treated our other nominees confirmed Third Point’s fear that the Board’s evaluation of our candidates would make a mockery of good principles of corporate governance.  You will hear more on that from us in the future.

Our view of the nomination process is further reinforced by your explanation on Sunday as to why I would not be an acceptable Director.  You told me that the Board felt my experience and knowledge “would not be additive to the Board” and that as Yahoo!’s largest outside shareholder, I would be “conflicted” as a Director.

Am I conflicted to advocate for the interests of other shareholders because we are owners of 5.8% (over $1 billion) of Yahoo! shares (unlike the non-retiring and proposed board members who have never purchased a single share of Yahoo! except for subsidized shares issued through option exercises and shares “paid” by the Company in lieu of fees)?  Only in an illogical Alice-in-Wonderland world would a shareholder be deemed to be conflicted from representing the interests of other shareholders because he is, well, a shareholder too.  This sentiment further confirms that Yahoo!’s approach to Board representation is “shareholders not welcome”.

When asked to explain this apparent “conflict”, you theorized that as a large shareholder, Third Point’s interest might be focused only on the short-term.  This theory appears, seemingly like many of the Board’s conclusions, to have been arrived at by whimsy and emotion.  I have never been asked about this alleged short-term bias nor was there any evidence to indicate that our investment model is predicated on short-term trading.  On the contrary, a review of our record would indicate that we frequently hold positions for many years at a time (we have held our current position in Delphi Automotive since June 2008 and we held our Dade Behring position for nearly half a decade before it was sold to Siemens in 2007, as just two examples of many long-term investments).  In any event, this “long-term vs. short-term” excuse is a canard and particularly inapt in the case of Yahoo!.  If there ever was a company in need of a sense of urgency, it is this one.

Was it “short-term” thinking that led Third Point to push for the resignations of Jerry Yang, Roy Bostock, Arthur Kern and Vyomesh Joshi?  If so, is there a Yahoo! shareholder on the planet who thinks this “short-term” thinking was bad for the Company?  Was it “short-term” thinking that led Third Point to speak up for shareholders by questioning the fairness of the attempt by the Company to give away control to private equity funds – without receiving a premium – to entrench Roy Bostock and Jerry Yang?  Or to suggest, as Third Point has, that the Company’s stake in Alibaba is more valuable than generally understood, and that the Company should hold on to it unless it can get fair value?  Was it “short-term” thinking to point out the lack of media and advertising expertise on the Board and nominate extraordinarily qualified nominees to fill that gaping hole?

To the contrary, an unbiased observer might find Third Point’s thinking quite "additive".  Third Point has been a driving force standing up for shareholders since we disclosed our position in Company shares in September.  In fact, the Company’s own actions are inconsistent with your assertions, since Yahoo! has adopted many of our recommendations.

At the risk of beating a dead horse, we suppose that, by the Board’s analysis, it would have been this dreaded “short-term” thinking to have allowed Microsoft’s $31 per share offer four years ago to be presented to shareholders.1  The real issue is not short-term versus long-term but about Board representatives who have skin in the game and will exercise sound business judgment.

1 See Bloomberg article, September 12, 2008:  “Yahoo! Inc. will generate a five-year stock return that shows it was right to reject Microsoft Corp.'s $47.5 billion offer, co-founder  David Filo said.  `’Five years from now, we'll be in a much stronger position,’ said Filo, who with Chief Executive Officer Jerry Yang failed to negotiate a higher price. ‘There's a lot of value here.'”

By seeking four seats, Third Point does not look to control the Board, and any individual voice in the room would be only one of 11 or 12.  If one director has too “short-term” an approach for other members, a healthy debate will ensue and all directors as a group will decide the issue in a fully informed and deliberative manner.  It is absurd to assert a “conflict” that would render a Board Member unqualified based either on ownership or a sense of urgency to repair a company that has been – by your own admission – languishing for years.

We remain willing to engage further with you but will not deviate from our demand for badly-needed shareholder representation.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer
Third Point LLC

cc:           Yahoo! Board of Directors

About Third Point LLC:  Third Point LLC is an SEC-registered investment adviser headquartered in New York, managing $9.0 billion in assets.  Founded in 1995, Third Point follows an event-driven approach to investing globally.

Contact:
Third Point LLC
Elissa Doyle, Managing Director
212.715.4907 or edoyle@thirdpoint.com